Exhibit 99.1

Wassa drilling program extends high grade
mineralized zone 250 meters to the south

Toronto, ON - January 30, 2014 - Golden Star Resources Ltd. (“Golden Star” or the “Company”) today provides an update on exploration activities at its Wassa gold mine in Ghana.

Highlights of this announcement are as follows:

•	Step out drilling confirms that Wassa ore body is open down plunge

•	Significant grades and widths intercepted up to 250 m south of previously known mineralization

◦	BSDD 290B - 18.5 m grading 6.8 g/t Au

◦	BSDD 295M - 20.3 m grading 3.5 g/t Au

•	Infill drilling shows wide zones of significant grades between existing high grade drill intercepts

◦	BSDD 296 - 19.9 m grading 15.3 g/t Au

◦	BSDD 299 - 38.2 m grading 3.5 g/t Au

◦	BSDD 298A - 58.6 m grading 4.0 g/t Au

•	Current drilling program expected to be completed and assays received by mid-2014

•	Preliminary economic assessment of underground mining at Wassa to commence shortly

Sam Coetzer, President and CEO of Golden Star commented:

“We are very encouraged by the results from the deep drilling program at Wassa announced today, which adds support to our long held view of Wassa’s remarkable potential. Both the step out and infill drill results continue to indicate that significant additional resources exist to the south of the current Wassa Main pit, where a high grade underground mine could be developed. Our current resource of 2.6 million ounces is over a strike length of 1050 meters. Step out hole BSDD295M is 250 meters down strike from the existing resource. A conceptual study, completed in 2013, found underground mining of this high grade deposit to be economically viable and these drill results further support these findings. We expect to complete this phase of drilling by mid-2014 and the results of the drilling program combined with the planned preliminary economic assessment, will allow us to make a decision on a full feasibility study.”

The Wassa gold mine is in the western region of Ghana. It has a carbon-in-leach processing plant with a rated capacity of 2.7 million tonnes per annum. There are currently two operational pits at Wassa - the Wassa Main pit and the Father Brown pit. In 2014, we plan to complete mining in the Father Brown pit by the second quarter; thereafter mining will be from the Wassa Main pit.

In November 2013, the Company announced an increased Indicated Mineral Resource estimate at Wassa of 46.4 million tonnes at an average grade of 1.75 g/t Au for 2.6 million ounces. This was subsequent to the completion of a drilling program in June 2013. Further drilling has been ongoing since November 2013. Full drill results, plans, and sections from the drilling program are available at www.gsr.com/Operations/Wassa.asp. Drilling widths in this press release are estimated true widths in meters (“m”) and grades are grams of gold per tonne (“g/t Au”).

The current drilling program at Wassa is focused on two goals - approximately 20,000 m of infill drilling of the current resource to further define grades and continuity and step out drilling on 200 meter drill fences to the south to determine the extension of the high grade mineralization below the current Wassa Main pit design. This drilling program forms the bulk of Wassa’s $6 million development capital budget for 2014.

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Step out Drilling

Since the initiation of this drilling campaign in November 2013, two step out holes have been successful in extending the mineralized trend to the south of the Wassa Main pit. Hole BSDD290B drilled on section 19500 N, 50 m to the south of the last drilling, intersected 18.5 m at 6.8 g/t Au from 530 m drilled depth; and hole BSDD295M on section 19300 N, 200 m to the south, intersected 20.3 m at 3.5 g/t Au from 649.4 m drilled depth. These high grade intersections, up to 250 m to the south of previous drilling, indicate that the Wassa deposit remains open down plunge and demonstrate the potential to develop a high grade resource at depth.

Infill Drilling

Several of the infill drill holes have confirmed wide zones of elavated grades between existing high grade drill intercepts. Drill holes BSDD291, BSDD293, BSDD294, BSDD297 and BSDD298A were planned follow-up holes delineating the high grade intersections drilled previously in holes BSDD256 (52.9 m grading 4.3 g/t Au) and BSDD260 (62.8 m grading 4.1 g/t Au) located on sections 19600 N and 19675 N respectively (see the Company’s press release dated July 18, 2013). Holes BSDD293, 291 and 298A all confirmed high grade mineralization including 58.6 m at 4.0 g/t Au in BSDD298A drilled 75 m down dip of hole BSDD260 on section 19675 N. Drill hole BSDD293 and BSDD291 were both drilled on 25 m step out fences south of section 19600 N and hole BSDD256.

In some instances infill drill results have intersected higher gold grades than those in earlier drill holes. Hole BSDD296 is an example of this where a 15.3 g/t Au intersection over 19.9 m was drilled between two holes with narrower widths and lower grades. Conversely, hole BSDD299 intersected lower grades with 38.2 m grading 3.5 g/t 30 m down dip of BSDD226 (32.6m grading 7.5 g/t Au) on section 19800 N.

Significant Drill Intersections

Hole ID	E (m)	N (m)	Elev (m)	Azim (°)	Dip (°)	From (m)	To (m)	Drilled Width (m)	~True Width (m)	Gold Grade g/t
BSDD299	39,758	19,800	1,033	90	(62)	330.8	347.8	17.0	15.0	2.9
BSDD299	39,758	19,800	1,033	90	(62)	495.3	538.6	43.3	38.2	3.5
BSDD299	Including			90	(62)	507.3	532.6	25.3	22.3	4.3
BSDD298A	39,765	19,683	1,039	90	(67)	479.9	543.6	63.7	58.6	4.0
BSDD298A	Including			90	(67)	500.6	543.6	43.0	39.6	5.4
BSDD296	39,794	19,776	1,033	90	(60)	473.9	496.9	23.0	19.9	15.3
BSDD295M	39,843	19,301	1,039	90	(75)	649.4	670.4	21.0	20.3	3.5
BSDD293	39,833	19,575	1,032	90	(77)	248.3	267.1	18.8	18.3	2.0
BSDD293	39,833	19,575	1,032	90	(77)	359.9	371.0	11.1	10.8	4.5
BSDD293	39,833	19,575	1,032	90	(77)	486.5	499.5	13.0	12.7	2.6
BSDD293	39,833	19,575	1,032	90	(77)	508.5	526.5	18.0	17.5	4.9
BSDD292A	39,874	20,025	994	90	(57)	277.5	282.4	4.9	4.1	17.6
BSDD291	39,926	19,550	1,012	90	(77)	177.0	190.0	13.0	12.7	3.8
BSDD291	39,926	19,550	1,012	90	(77)	419.0	438.2	19.2	18.7	2.7
BSDD290B	39,832	19,498	1,034	90	(68)	489.0	492.0	3.0	2.8	10.2
BSDD290B	39,832	19,498	1,034	90	(68)	530.0	550.0	20.0	18.5	6.8
BSDD290B	39,832	19,498	1,034	90	(68)	573.7	580.7	7.0	6.5	6.6
BSDD289	39,638	19,900	1,049	90	(69)	327.7	343.7	16.0	14.9	4.3
BSDD136A	39,812	19,700	1,035	90	(63)	533.0	552.0	19.0	16.9	2.4
242DD080	39,655	20,081	1,035	325	(58)	155.0	168.8	13.8	11.7	2.4
242DD079	39,960	20,436	964	325	(47)	14.0	24.0	10.0	7.3	6.4
242DD079	39,960	20,436	964	325	(47)	71.0	88.0	17.0	12.4	2.2

2014 Wassa Drilling Program

The current drilling program is scheduled to be completed in the second quarter of 2014. The Company plans to update the 2013 year end Mineral Reserve and Mineral Resource estimates for Wassa in February 2014, which will not include drill results from this recent program. A revised Mineral Resource estimate for Wassa, including all results from the drilling program, is expected to be completed in the third quarter of 2014.

Wassa Underground

Although the current Mineral Resource assumes a large open pit mine design at Wassa (as will the updated Mineral Reserve), the Company is considering the option of mining the higher grade portion of the Mineral Resource at depth using underground methods. Accessing this high grade material earlier in the life of mine of this deposit would bring cash flows forward and enhance the project’s economics.

Using the current Mineral Resource models, which do not incorporate the recent drilling results, the Company is preparing a preliminary economic assessment of this underground mining option. Should the results of this assessment prove favourable, a full feasibility study on a potential underground mine at Wassa will commence in the third quarter of 2014.

The Company estimates that subsequent to the completion of a successful feasibility study it would take approximately 18 months to bring an underground mine at Wassa into commercial production.

Company Profile:

Golden Star is an established gold mining company that holds a 90% interest in both the Bogoso and Wassa open-pit gold mines in Ghana. Golden Star also has a 90% interest in the Prestea Underground mine in Ghana, which is currently undergoing permitting subsequent to a successful feasibility study being completed in June 2013. In 2013, Golden Star sold 331,000 ounces of gold and the Company expects to produce 295,000 to 320,000 ounces of gold in 2014.

For further information on the Company, please visit www.gsr.com.

Statements Regarding Forward-Looking Information:

Some statements contained in this news release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Such statements include: the viability of expansion at Wassa and the ability to grow the life of mine; the impact of drill results on grades in the Company’s upcoming resources model; the Company’s expectations regarding its exploration and drilling activities during 2014 and the timing thereof; expectations regarding the interpretation of drill results; the consideration of underground mining at Wassa and the impact on cash flows and economics; planned mining activities at Wassa; the timing for updating Mineral Resources and Mineral Reserve estimates and for completing a preliminary economic assessment and potentially a feasibility study at Wassa; and time to commission an underground mine at Wassa. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks and uncertainties. Factors that could cause actual results to differ materially include timing of and unexpected events during exploration; variations in ore grade; variations in relative amounts of refractory, non-refractory and transition ores; technical or permitting issues; fluctuations in gold price and costs; availability of capital and/or external financing on acceptable terms; changes in U.S. and Canadian securities markets; and general economic conditions. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these risks and other factors in the Company’s Form 10-K for 2012 and other filings of the Company with the SEC and the applicable Canadian securities regulatory authorities. The forecasts contained in this press release constitute management’s current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake to update any estimate at any particular time or in response to any particular event.

Technical Information and Quality Control:

The technical contents of this press release have been reviewed and approved by S. Mitchel Wasel, BSc Geology, a Qualified Person pursuant to National Instrument 43-101. Mr. Wasel is Vice President of Exploration for Golden Star and an active member and Registered Chartered Professional of the Australasian Institute of Mining and Metallurgy.

The results for Wassa quoted herein are based on the analysis of saw-split HQ/NQ diamond half core or a three kilogram single stage riffle split of a nominal 25 to 30 kg Reverse Circulation chip sample which has been sampled over nominal one meter intervals (adjusted where necessary for mineralized structures). Sample preparation and analyses have been carried out at SGS Laboratories in Tarkwa (which is independent of the Company) using 1,000 gram slurry of sample and tap water which is prepared and subjected to an accelerated cyanide leach (LEACHWELL). The sample is then rolled for twelve hours before being allowed to settle. An aliquot of solution is then taken, gold extracted into Di-iso Butyl Keytone (DiBK), and determined by flame Atomic Absorption Spectrophotometry (AAS). Detection Limit is 0.01 ppm.

All analytical work is subject to a systematic and rigorous Quality Assurance-Quality Control (QA-QC). At least 5% of samples are certified standards and the accuracy of the analysis is confirmed to be acceptable from comparison of the recommended and actual “standards” results. The remaining half core is stored on site for future inspection and detailed logging, to provide valuable information on mineralogy, structure, alteration patterns and the controls on gold mineralization.

Additional information on earlier drilling results and Mineral Reserve and Mineral Resource estimates at Wassa are available in the Company’s National Instrument 43-101 compliant Technical Report titled “NI 43-101 Technical Report on Mineral Resources and Mineral Reserves Golden Star Resources Ltd, Wassa Gold Mine, Ghana, Effective Date 31st December 2012”.

Cautionary Note to US Investors Concerning Estimates of “Indicated Mineral Resources”:

This press release uses the term “Indicated Mineral Resources”. The Company advises US investors that while this term is recognized and required by National Instrument 43-101, the US Securities and Exchange Commission (“SEC”) does not recognize it. US Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into a higher category or into mineral reserves.

For further information, please contact:

Jeff Swinoga, Executive Vice President and Chief Financial Officer
416-583-3803

Angela Parr, Director Investor Relations
416-583-3815